SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

File No. 0-17140

For the month of July 2010

Tomkins plc

(Translation of registrant's name into English)

East Putney House, 84 Upper Richmond Road,
London SW15 2ST, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F...X..... Form 40-F........

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934:

Yes....... No...X....

Exhibit Index

Exhibit No.

1.  Safe Harbour Statement

2.  Recommended cash acquisition

Exhibit 1

This document may contain "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934 (the "Exchange Act"). When used in this document, the words "anticipate", "believe", "estimate", "assume", "could", "should", "expect" and similar expressions, as they relate to Tomkins or its management, are intended to identify such forward-looking statements. Such statements are based on management's good faith assumptions, anticipations, expectations and forecasts concerning Tomkins' future business plans, products, services, financial results, performance and future events and on information relevant to our businesses, industries and operating environments. Such forward-looking statements are subject to certain risks and uncertainties that could cause the actual results, performance or achievements of Tomkins to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Such risks and uncertainties, include, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, changes in laws or regulatory developments adverse to us (including environmental-related laws or regulations), difficulties we may face in maintaining necessary licenses or other governmental approvals, changes in the competitive position or introduction of new competitors or new competitive products, reduced demand for our products, loss of key customers or lack of acceptance of new products or services by Tomkins' targeted customers, difficulties in controlling our costs in correlation with the prices charged to our customers, increases in the cost of raw materials, difficulties in obtaining sufficient levels of supplies or equipment in a timely or cost-effective manner, loss of key distributors, product liability claims, inability to preserve proprietary interests in intellectual property, changes in business strategy, any management level or large-scale employee turnover, any major disruption in production at our key facilities, difficulties in raising sufficient capital on favourable terms, adverse changes in foreign exchange rates, embargoes, acts of terrorism or war, and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. For more discussion of the risks affecting us, please refer to Item 3.D. in our latest Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.

These forward-looking statements represent our view only as of the date they are made, and we disclaim any obligation to update forward-looking statements contained herein, except as may be otherwise required by law.

Exhibit 2

Not for release, publication or distribution, in whole or in part, in, into or from any jurisdiction where to do so would constitute a violation of the relevant laws or regulations of such jurisdiction
27 July 2010
Recommended cash acquisition
of

Tomkins plc
by

Pinafore Acquisitions Limited
Summary
·
Further to Tomkins' announcement on 19 July 2010 that it had received an approach from a consortium comprising Onex and Canada Pension Plan Investment Board (the "
Consortium
"), the Board of Pinafore Acquisitions Limited ("
Pinafore
") and the Independent Directors of Tomkins are pleased to announce that they have reached agreement on the terms of a recommended cash acquisition by Pinafore of the entire issued and to be issued share capital of Tomkins, including the Tomkins Shares underlying the Tomkins ADRs.
·
Under the terms of the Acquisition, Tomkins Shareholders will receive 325 pence in cash for each Tomkins Share (which results in 1,300 pence in cash for each Tomkins ADR, each of which evidences an American Depositary Share representing four Tomkins Shares).
·
The Acquisition values Tomkins' existing issued and to be issued share capital at approximately £2.89 billion.
·
Pinafore is a newly incorporated company formed for the purpose of implementing the Acquisition at the direction of, and jointly owned by, the Consortium.
·
Tomkins is a global engineering and manufacturing group which manufactures a variety of products for the industrial, automotive and building products markets across North America, Europe, Asia and the rest of the world.  The Tomkins Group employs more than 25,000 staff and operates in over 23 countries.
·
The price of 325 pence for each Tomkins Share equates to a premium of approximately 41 per cent. to the Closing Price of 230.30 pence per Tomkins Share on 16 July 2010, being the last business day prior to Tomkins' announcement that it had received an approach from the Consortium.
·
It is intended that the Acquisition will be implemented by way of a Court-sanctioned scheme of arrangement under Part 26 of the Companies Act.
·
In order to become effective, the Acquisition must, among other things, be approved by the requisite majorities of the Tomkins Shareholders present (in person or by proxy) and entitled to vote at the Court Meeting and the General Meeting.
·
Pinafore has received irrevocable undertakings from the Independent Directors to vote in favour of the Scheme at the Court Meeting and the resolutions to be proposed at the General Meeting in respect of all of their own beneficial shareholdings of Tomkins Shares amounting, in aggregate, to 89,500 Tomkins Shares representing approximately 0.01 per cent. of the existing issued share capital of Tomkins.
·
Pinafore has received irrevocable undertakings from the Executive Directors to vote in favour of the Special Resolution to be proposed at the General Meeting in respect of all of their own beneficial shareholdings of Tomkins Shares amounting, in aggregate, to 2,196,535 Tomkins Shares representing approximately 0.25 per cent. of the existing issued share capital of Tomkins.
·
Pinafore has also received irrevocable undertakings from Schroders Investment Management Limited and JPMorgan Asset Management (UK) Limited to vote in favour of the Scheme at the Court Meeting and the resolutions to be proposed at the General Meeting in respect of, in aggregate, 80,965,507 Tomkins Shares representing approximately 9.18 per cent. of the existing issued share capital of Tomkins.  Arrowgrass Capital Partners LLP, which holds (through contracts for difference) a long position in respect of 2,456,762 Tomkins Shares (representing approximately 0.28 per cent. of the existing issued share capital of Tomkins), has confirmed to Pinafore that it will use all reasonable endeavours to procure that the Tomkins Shares underlying its position are voted in favour of the Scheme at the Court Meeting.
·
Pinafore and the Senior Executives have agreed the terms of the Executive Team Arrangements, which set out the basis on which the Executive Team will invest in the Pinafore Group, and the terms of employment for the Executive Team, in each case to take effect following the Acquisition becoming effective.
·
As a result of the Executive Team Arrangements, the members of the Executive Team will not be entitled to vote at the Court Meeting or on the Ordinary Resolution at the General Meeting.
·
The Independent Directors of Tomkins, who have been so advised by J.P. Morgan Cazenove, consider the terms of the Acquisition to be fair and reasonable for Tomkins and Tomkins Shareholders.  In providing its advice, J.P. Morgan Cazenove has taken into account the commercial assessments of the Independent Directors.  Accordingly, the Independent Directors intend unanimously to recommend to Tomkins Shareholders to vote in favour of the Scheme at the Court Meeting and the resolutions to be proposed at the General Meeting as they have irrevocably undertaken to do so in respect of their own Tomkins Shares (representing approximately 0.01 per cent. of the existing issued share capital of Tomkins).
Commenting on the Acquisition, Seth Mersky, Chairman of Pinafore, said:
"We recognise that as economies around the world continue to struggle, significant challenges remain for all industrial companies.  We believe that our offer represents a great reward for Tomkins' shareholders and a chance for us to build value over a long investment horizon."
Commenting on the Acquisition, David Newlands, Chairman of Tomkins, said:
"After careful consideration the Independent Directors of Tomkins believe that the cash offer from Onex and CPPIB provides Tomkins' shareholders with certain value today and fairly reflects both the value of the group today and its future potential. The Independent Directors believe that the transaction is fair and reasonable and is in the best interests of Tomkins Shareholders and hence unanimously recommend that Tomkins shareholders vote in favour of the resolutions to be proposed at the Court Meeting and the General Meeting."
This summary should be read in conjunction with, and is subject to, the full text of the following announcement and the Appendices.
Enquiries:
Citi (financial adviser to Pinafore and the Consortium)	Tel: +44 (0)20 7986 4000
Philip Robert-Tissot Grant Kernaghan
Maitland (PR adviser to Pinafore and the Consortium)	Tel: +44 (0)20 7379 5151
Neil Bennett James Devas
J.P. Morgan Cazenove (financial adviser to Tomkins)	Tel: +44 (0)20 7742 4000
Edmund Byers Barry Weir Patrick Magee
Finsbury (PR adviser to Tomkins)	Tel: +44 (0)20 7251 3801
Rollo Head Clare Hunt
This announcement is not intended to and does not constitute, or form part of, any offer to sell or subscribe for or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Acquisition or otherwise, nor shall there be any sale, issuance or transfer of securities of Tomkins in any jurisdiction in contravention of applicable law.  The Acquisition will be made solely through the Scheme Document, which will contain the full terms and conditions of the Acquisition, including details of how to vote in favour of the Acquisition.  Any acceptance or other response to the Acquisition should be made only on the basis of information in the Scheme Document or any other document by which the Acquisition is made.
Whether or not certain Tomkins Shares are voted at the Court Meeting or the General Meeting, if the Scheme becomes effective, those Tomkins Shares will be cancelled pursuant to the Scheme in return for the payment of 325 pence in cash per Tomkins Share.
Citi, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Pinafore, Onex and CPPIB and for no one else in connection with the Acquisition and will not be responsible to anyone other than Pinafore, Onex and CPPIB for providing the protections afforded to clients of Citi nor for providing advice in relation to the Acquisition or any other matters referred to in this announcement.
J.P. Morgan plc, which conducts its UK investment banking businesses as J.P. Morgan Cazenove and is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Tomkins and for no one else in connection with the Acquisition and will not be responsible to anyone other than Tomkins for providing the protections afforded to clients of J.P. Morgan plc nor for providing advice in relation to the Acquisition or any matter referred to in this announcement
.
The availability of the Acquisition to persons who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are located or of which they are citizens.  Persons who are not resident in the United Kingdom should inform themselves about, and observe, any applicable legal or regulatory requirements of their jurisdictions.  Further details in relation to overseas shareholders will be contained in the Scheme Document.
Notice to US investors
The Scheme relates to the shares of an English company that is a "foreign private issuer" as defined under Rule 3b-4 under the US Exchange Act and will be governed by English law.  Neither the proxy solicitation rules nor the tender offer rules under the US Exchange Act will apply to the Scheme.  Moreover, the Scheme will be subject to the disclosure requirements and practices applicable in the UK to schemes of arrangement, which differ from the disclosure requirements of the US proxy solicitation rules and tender offer rules.  Financial information included or referred to in this announcement or the Scheme documentation, or which may be incorporated by reference into the Scheme documentation, has been or will have been prepared in accordance with accounting standards applicable in the UK that may not be comparable to the accounting standards applicable to financial statements of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the US.  If Pinafore elects to implement the acquisition of the Tomkins Shares (including in the form of Tomkins ADRs) by way of a takeover offer, the offer will be made in compliance with applicable US tender offer and securities laws and regulations.
Tomkins and Pinafore are each organised under the laws of England. Some or all of the officers and directors of Tomkins and Pinafore are residents of countries other than the United States. It may not be possible to sue Tomkins and Pinafore in a non-US court for violations of US securities laws.  It may be difficult to compel Tomkins, Pinafore and their respective affiliates to subject themselves to the jurisdiction and judgment of a US court.
Tomkins is currently subject to informational reporting requirements of the US Exchange Act and, in accordance therewith, files reports and other information with the SEC. Reports and other information filed by Tomkins with the SEC may be inspected and copies taken at the public reference facilities maintained by the SEC at Room 1580, 100 F Street, N.E., Washington, D.C. 20549, United States.  Such material may also be obtained free of charge on the SEC's website at
www.sec.gov
or from the website of the New York Stock Exchange at
www.nyse.com
.  It is expected that, following the Effective Date, the Tomkins ADRs will be delisted from the New York Stock Exchange and the American Depositary Shares evidenced by the Tomkins ADRs will be deregistered with the SEC.  Tomkins's SEC reporting obligations will be suspended shortly after the Effective Date upon the filing of the required forms with the SEC, and Tomkins's SEC reporting and other obligations will terminate upon the deregistration becoming effective 90 days thereafter.
Forward-looking statements
This announcement, oral statements made regarding the Acquisition and other information published by Pinafore, Onex and CPPIB and Tomkins may contain certain statements that are or may be forward-looking.  These statements are based on the current expectations of the management of Pinafore, Onex and CPPIB and/or Tomkins (as applicable) and are naturally subject to uncertainty and changes in circumstances.  The forward-looking statements contained herein may include statements about the expected effects of the Acquisition, the expected timing and scope of the Acquisition, anticipated earnings enhancements, estimated cost savings and other synergies, costs to be incurred in achieving synergies, potential disposals and other strategic options and all other statements in this announcement other than historical facts.  Forward-looking statements include, without limitation, statements that typically contain words such as: "will", "may", "should", "could", "continue", "believes", "expects", "intends", "estimates", "anticipates" or words of similar import.  The forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements.  Many of these risks and uncertainties relate to factors that are beyond the ability of the person making the statement to control or estimate precisely, such as future market conditions and the behaviour of other market participants.  Certain of these risks and uncertainties are described in Tomkins' Annual Report on Form 20-F filed with the US Securities and Exchange Commission.  Other unknown or unpredictable factors could also cause actual results to differ materially from those in the forward looking statements.  Therefore investors should not place undue reliance on such statements as a prediction of actual results.  Pinafore, Onex and CPPIB and Tomkins assume no obligation and do not intend to update these forward-looking statements, whether as a result of new information, future events or otherwise, except as required pursuant to applicable law.
Dealing disclosure requirements
Under Rule 8.3(a) of the Code, any person who is interested in 1% or more of any class of relevant securities of an offeree company or of any paper offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any paper offeror is first identified.  An Opening Position Disclosure must contain details of the person's interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any paper offeror(s).  An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 p.m. (London time) on the 10th business day following the commencement of the offer period and, if appropriate, by no later than 3.30 p.m. (London time) on the 10th business day following the announcement in which any paper offeror is first identified.  Relevant persons who deal in the relevant securities of the offeree company or of a paper offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.
Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in 1% or more of any class of relevant securities of the offeree company or of any paper offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any paper offeror.  A Dealing Disclosure must contain details of the dealing concerned and of the person's interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any paper offeror, save to the extent that these details have previously been disclosed under Rule 8.  A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 p.m. (London time) on the business day following the date of the relevant dealing.
If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a paper offeror, they will be deemed to be a single person for the purpose of Rule 8.3.
Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).
Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Takeover Panel's website at
www.thetakeoverpanel.org.uk
, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified.  If you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure, you should contact the Panel's Market Surveillance Unit on +44 (0)20 7638 0129.
Publication on website
A copy of this announcement will be available on Tomkins' website at
www.tomkins.co.uk
by no later than 12.00 p.m. (London time) on 28 July 2010.

Not for release, publication or distribution, in whole or in part, in, into or from any jurisdiction where to do so would constitute a violation of the relevant laws or regulations of such jurisdiction
27 July 2010
Recommended cash acquisition
of

Tomkins plc
by

Pinafore Acquisitions Limited
1.         Introduction

Further to Tomkins' announcement on 19 July 2010 that it had received an approach from a consortium comprising Onex and Canada Pension Plan Investment Board (the "Consortium
"), the Board of Pinafore Acquisitions Limited ("Pinafore
") and the Independent Directors of Tomkins are pleased to announce that they have reached agreement on the terms of a recommended cash acquisition by Pinafore of the entire issued and to be issued share capital of Tomkins, including the Tomkins Shares underlying the Tomkins ADRs.
Pinafore is a newly incorporated company formed for the purpose of implementing the Acquisition at the direction of, and jointly owned by, the Consortium.
Tomkins is a global engineering and manufacturing group which manufactures a variety of products for the industrial, automotive and building products markets across North America, Europe, Asia and the rest of the world.  The Tomkins Group employs more than 25,000 staff and operates in over 23 countries.

2.         The Acquisition

It is intended that the Acquisition will be implemented by way of a Court-sanctioned scheme of arrangement under Part 26 of the Companies Act.  Under the terms of the Acquisition, which will be subject to the Conditions and further terms set out in Appendix I to this announcement and to be set out in the Scheme Document, Scheme Shareholders will be entitled to receive:

for each Tomkins Share                                  325 pence in cash
As each Tomkins ADR represents four Tomkins Shares, under the terms of the Acquisition, holders of Tomkins ADRs will be entitled to receive:
            for each Tomkins ADR                                     1,300 pence in cash
It is expected that Tomkins ADR Holders will receive the consideration in respect of the Tomkins Shares underlying their Tomkins ADRs in US dollars from the Depositary upon surrender of their Tomkins ADRs in accordance with the terms of the Deposit Agreement and as will be further described in the Scheme Document.
The price of 325 pence for each Tomkins Share values Tomkins' existing issued and to be issued share capital at approximately £2.89 billion and equates to a premium of approximately 41 per cent. to the Closing Price of 230.30 pence per Tomkins Share on 16 July 2010, being the last business day prior to Tomkins' announcement that it had received an approach from the Consortium.

3.         Background to, and reasons for, the Acquisition

The Consortium believes that the acquisition of Tomkins represents an attractive investment opportunity in the industrial, automotive and building products markets.  Tomkins has strong positions in profitable markets and owns some of the most recognisable brands in their respective fields.
The Consortium recognises the significant achievements of the Executive Team in streamlining the business and its resilient performance during the economic downturn. The Consortium's intention is to support Tomkins in implementing its current strategy of geographic expansion, organic growth in its core U.S. market, and strategic acquisitions, and it believes that this next stage of Tomkins' development would be best achieved under private ownership, with long-term oriented shareholders such as Onex and CPPIB.

4.         Recommendation

The Independent Directors of Tomkins, who have been so advised by J.P. Morgan Cazenove, consider the terms of the Acquisition to be fair and reasonable for Tomkins and Tomkins Shareholders. In providing advice to the Independent Directors, J.P. Morgan Cazenove has taken into account the commercial assessments of the Independent Directors.
Accordingly, the Independent Directors intend unanimously to recommend to Tomkins Shareholders to vote in favour of the Scheme at the Court Meeting and the resolutions to be proposed at the General Meeting as they have irrevocably undertaken to do so in respect of their own Tomkins Shares (representing approximately 0.01 per cent. of the existing issued share capital of Tomkins).
In view of the Executive Team Arrangements, which are described in paragraph 11 of this announcement, the Board of Tomkins has determined that it is appropriate that only the Independent Directors consider the terms of the Acquisition and make a recommendation to Tomkins Shareholders.

5.         Background to, and reasons for, the recommendation

For some years, Tomkins pursued a strategy of consolidating its position as a leading player in the industrial, automotive and building products markets, culminating in the acquisition of US-based Gates Corporation in 1996, which rapidly increased the revenue, product range and global reach of the Tomkins Group.
Recognising the need to build upon its strong market positions in its core engineering markets, Tomkins began in the late 1990s to streamline its activities by disposing of a number of businesses. When the current CEO, James Nicol, joined Tomkins in 2002, the focus on lean manufacturing and portfolio realignment gained further momentum and Tomkins is now centred on two main business units: Industrial & Automotive and Building Products, with combined annual revenues of over US$4 billion.
Following the disposal of UK activities such as the Rank Hovis McDougall business, Tomkins has become increasingly US focused and exposed to cyclical end markets that are heavily linked to the US consumer, albeit with a stock market listing in the UK. As a consequence, and in light of the limited bond between Industrials & Automotive and Building Products, the Company's valuation has been held back in comparison to its nearest peers in the UK.  Over the last ten years to 16 July 2010 (being the last business day prior to Tomkins' announcement that it had received an approach from the Consortium), Tomkins' shares have had an average Closing Price of 221 pence, and have only closed above 325 pence on 41 days throughout that period.
Notwithstanding the strong operating performance in the first half of 2010, Tomkins believes that global economic uncertainty, coupled with recent downwards trends in some macro-indicators, is likely to result in a negative impact on Tomkins' end markets in the second half of 2010 relative to the first half.
Having peaked at 60.4 in April 2010, the Global Purchasing Managers Indexes (PMIs) have softened, illustrated by the decline in the US reading to 56.2 in June 2010 and in Europe to 55.8 in May 2010.  The global automotive original equipment market in the second half of 2010 is now expected to be flat compared to the second half of 2009 and down by a mid single-digit percentage compared to the first half of 2010.  Sales rates in the US have weakened in the last few months, and in Europe, where sales in the first half of 2010 were positively impacted by scrappage schemes, production volumes are currently expected to decline by around 15 per cent. in the second half of 2010 relative to the first half as these scrappage schemes conclude.
The US non-residential market is expected to decline by around 15 per cent. for the year and leading indicators such as the Architecture Billings Index and office vacancy rates indicate no improvement. Similarly, the US residential construction market continues to be weak, with a decline in housing starts in June, following the expiration of the US Government tax credits in April.
Against the backdrop outlined above, it is the view of the Independent Directors that the price of 325 pence per Tomkins Share, which represents a significant premium to the Closing Price of 230.30 pence per Tomkins Share on 16 July 2010 (being the last business day prior to Tomkins' announcement that it had received an approach from the Consortium), offers Tomkins Shareholders an attractive opportunity to realise their entire investment at a premium in cash.

6.         Irrevocable undertakings and other confirmations
Pinafore has received irrevocable undertakings from the Independent Directors to vote in favour of the Scheme at the Court Meeting and the resolutions to be proposed at the General Meeting in respect of all of their own beneficial shareholdings of Tomkins Shares amounting, in aggregate, to 89,500 Tomkins Shares representing approximately 0.01 per cent. of the existing issued share capital of Tomkins.
Pinafore has received irrevocable undertakings from the Executive Directors to vote in favour of the Special Resolution to be proposed at the General Meeting in respect of all of their own beneficial shareholdings of Tomkins Shares amounting, in aggregate, to 2,196,535 Tomkins Shares representing approximately 0.25 per cent. of the existing issued share capital of Tomkins.
These irrevocable undertakings, whether given by the Independent Directors or the Executive Directors, cease to be binding if the Scheme Document or, if an Offer is made, the offer document, is not posted to Tomkins Shareholders by 24 August 2010 or if the Scheme or Offer (as applicable) lapses or is withdrawn, but otherwise remain binding in the event that a higher competing offer for Tomkins is made.
Pinafore has also received irrevocable undertakings from Schroders Investment Management Limited and JPMorgan Asset Management (UK) Limited to vote in favour of the Scheme at the Court Meeting and the resolutions to be proposed at the General Meeting in respect of, in aggregate, 80,965,507 Tomkins Shares representing approximately 9.18 per cent. of the existing issued share capital of Tomkins.
Arrowgrass Capital Partners LLP, which holds (through contracts for difference) a long position in respect of 2,456,762 Tomkins Shares (representing approximately 0.28 per cent. of the existing issued share capital of Tomkins), has confirmed to Pinafore that it will use all reasonable endeavours to procure that the Tomkins Shares underlying its position are voted in favour of the Scheme at the Court Meeting.
The irrevocable undertaking from Schroders Investment Management Limited ceases to be binding if: (i) the Scheme Document or, if an Offer is made, the offer document, is not posted to Tomkins Shareholders within 28 days of this announcement (or such longer period as Pinafore, with the consent of the Panel, determines, not being more than six weeks after the date of this announcement); (ii) the Scheme or Offer (as applicable) lapses or is withdrawn; (iii) a third party announces, in accordance with the Code, a firm intention to make, or makes, a general offer for all the Tomkins Shares which represents, in the opinion of Schroders Investment Management Limited, an improvement of no less than 10 per cent. on the value of the consideration offered pursuant to the Acquisition and Pinafore does not increase the consideration offered under the Acquisition to an equivalent amount within seven days of the third party's announcement; or (iv)  the Tomkins Shares the subject of the undertaking are transferred following a termination of the relevant professional relationship with Schroders Investment Management Limited.
The irrevocable undertaking from JPMorgan Asset Management (UK) Limited and the confirmation from Arrowgrass Capital Partners LLP each cease to be binding if:  (i) Pinafore announces (with the consent of the Panel) that it does not intend to make or proceed with the Acquisition; (ii) the Scheme or Offer (as applicable) lapses or is withdrawn; or (iii) a third party announces, in accordance with the Code, a firm intention to make a general offer for all the Tomkins Shares at a price of no less than 357.50 pence per Tomkins Share and Pinafore does not increase the consideration offered under the Acquisition to an equivalent amount within seven days of the third party's announcement.
Further details of these irrevocable undertakings and other confirmations are set out in Appendix III to this announcement.

7.         Information relating to Tomkins

Tomkins is a global engineering and manufacturing company serving the industrial, automotive and construction end markets.  The Company is organised into two divisions: (i) Industrial & Automotive (76 per cent. of 2009 sales) and (ii) Building Products (24 per cent. of 2009 sales).
The Industrial & Automotive unit operates four main segments: Power Transmission, Fluid Power, Sensors and Valves, and Other Industrial and Automotive, comprised primarily of Dexter Axles, Ideal and Plews.  Power Transmission and Fluid Power products are sold under the Gates brand name and account for the majority of sales within the Industrial & Automotive unit. Key products include engineered belts & accessories and hydraulic hoses.  The Sensors and Valves segment operates under the Schrader brand name and is a manufacturer of remote tyre pressure monitoring systems for automobiles.  The Other Industrial and Automotive businesses are comprised of a manufacturer of trailer axles (Dexter), hose clamps (Ideal) and an industrial and automotive products distribution business (Plews).
The Building Products group consists of two segments, Air Distribution and Bathware.  The Air Distribution business manufactures and sells commercial and residential air handling components including grilles, registers, diffusers, vents, louvers, dampers and fan coils among others, for HVAC applications.  These products are sold under several well recognised brand names including Hart & Cooley, Ruskin, Kruger and Titus.  The Bathware business (Aquatic) is a manufacturer of bath tubs, shower enclosures, pans and up-market acrylic whirlpools in the US. Aquatic operates from facilities across the US with national distribution to home centres and wholesalers.
As at 16 July 2010, being the last business day prior to Tomkins' announcement that it had received an approach from the Consortium, Tomkins had a market capitalisation of £2,030 million.  For the year ended 2 January 2010, Tomkins reported ongoing revenues of US$4,144 million and ongoing adjusted operating profit of US$263 million.
On 19 July 2010, Tomkins released a trading update for the Tomkins Group announcing an expected adjusted operating profit for the first half of 2010 of approximately US$290 million and an adjusted operating margin of approximately 12 per cent.  Earnings before interest, taxation, depreciation and amortisation (EBITDA) for the last twelve months to 3 July 2010 is expected to be approximately US$650 million.  The Tomkins Group's net debt position, as at 3 July 2010, was approximately US$260 million.
Tomkins now expects to release its 2010 Half Yearly Report on 6 August 2010 (rather than 9 August 2010 as previously scheduled) to coincide with the planned publication of the Scheme Document.

8.         Information relating to Pinafore, Onex and CPPIB

Onex
Onex is one of North America's oldest and most successful investment firms committed to acquiring and building high-quality businesses.  It was founded in 1984, is listed on the Toronto Stock Exchange and operates out of offices in Toronto and New York.  Onex manages investment platforms focused on private equity, real estate and credit securities. In total, Onex manages approximately US$12 billion, which includes both third-party and proprietary capital.  Onex is the largest limited partner in each of its funds.
Onex's businesses generate annual revenues of C$31 billion, have assets of C$34 billion and employ more than 210,000 people worldwide.  More information on Onex is available on its website at www.onex.com.  Its security filings can also be accessed at www.sedar.com.
CPPIB
CPPIB is a professional investment management organisation that invests the funds not needed by the Canada Pension Plan to pay current benefits on behalf of 17 million Canadian contributors and beneficiaries.  In order to build a diversified portfolio of CPPIB assets, CPPIB invests in public equities, private equities, real estate, inflation-linked bonds, infrastructure and fixed income instruments.  Headquartered in Toronto, with offices in London and Hong Kong, CPPIB is governed and managed independently of the Canada Pension Plan and at arm's length from governments.  At 31 March 2010 the assets of Canada Pension Plan Fund totalled C$127.6 billion.
Pinafore
Pinafore is a newly incorporated company incorporated in England and Wales at the direction of the Consortium for the purpose of implementing the Acquisition.  The current directors of Pinafore are Mr Seth Mersky, Mr Kosty Gilis, Mr Tony Morgan, Mr Jim Fasano, Mr Matt Ross, Mr Todd Clegg, Mr Alain Carrier and Mr Andreas Koettering.
Pinafore has not traded since its incorporation, nor has it entered into any obligations other than in connection with the implementation of the Acquisition.  Further information in relation to Pinafore will be set out in the Scheme Document.

9.         Financing of the Acquisition

The cash consideration payable by Pinafore under the terms of the Acquisition will be financed through a combination of equity and debt financing.
The debt financing, consisting of facilities of US$3 billion, has been arranged and fully underwritten by Bank of America Merrill Lynch, Citigroup Global Markets Inc., Barclays Capital, RBC Capital Markets and UBS Securities LLC.
Pinafore will fund the balance of the consideration and related acquisition fees and expenses with approximately US$2.2 billion of equity financing, to be provided in equal shares by Onex and CPPIB.  Onex's equity financing will be funded from its Onex Partners III, L.P. private equity fund and from Onex Corporation.  CPPIB's equity financing will be funded from its existing cash resources.  Further details of the financing of the Acquisition will be included in the Scheme Document.
Citi, as financial adviser to Pinafore, has confirmed that it is satisfied that sufficient financial resources are available to Pinafore to enable it to satisfy in full the cash consideration payable as a result of full acceptance under the Acquisition.

10.       Management and employees

Pinafore attaches great importance to the skills and experience of the existing management and employees of the Tomkins Group, and intends that current members of senior management will continue to be involved in the ongoing business of Tomkins (including through the Executive Team Arrangements).  Pinafore has given assurances to the Board of Tomkins that the existing rights of management and employees of the Tomkins Group, including pension rights, will be fully safeguarded following completion of the Acquisition.

11.        Arrangements between Pinafore and the Executive Team

Pinafore and the Senior Executives have agreed terms for the Executive Team Arrangements which will apply upon the Acquisition becoming effective and which are summarised below.  The Executive Team Arrangements involve investment in a member of the Pinafore Group (referred to in this announcement as "
Pinafore Newco
").  Certain of these arrangements apply only to the Senior Executives and others apply to each member of the Executive Team (which includes the Senior Executives).
Performance Share Plan
Pinafore has agreed to request that the Remuneration Committee exercise its discretion under the Performance Share Plan to vest fully any unvested plan awards as a result of the Acquisition.  As an alternative to this accelerated vesting, Pinafore will offer certain members of the Executive Team who are not resident in the United States (including James Nicol, who is required to accept this alternative) the opportunity to cancel their Performance Share Plan awards ("
PSP awards
") in exchange for awards of options to purchase equity interests in Pinafore Newco ("
Replacement Options
").  The terms of such Replacement Options are, in summary: (i) the equity interests covered by each Replacement Option will have a market value at the time of award equal to the market value of the cancelled PSP awards; (ii) each Replacement Option will have a nominal exercise price and will be fully vested at grant; and (iii) there will be no limit on the market value of the equity interests at the time of vesting or exercise.
If the Remuneration Committee does not exercise its discretion as described above, Pinafore has agreed that it will: (i) give each member of the Executive Team, other than those receiving Replacement Options, an ex gratia payment equal to the additional gross amount that such member would have received under the Acquisition had their unvested PSP awards vested in full; and (ii) offer each member of the Executive Team receiving Replacement Options an ex gratia award of additional Replacement Options.
Investment in Pinafore
Each Senior Executive has agreed to invest a specified amount in the Pinafore Group by way of subscription for ordinary shares in Pinafore Newco.  In each case, the specified amount equals not less than the greater of (i) two-thirds of the net proceeds (determined after the deemed payment of any applicable income, excise and employment taxes) received by him in respect of all awards held by him under the Performance Share Plan and all Deferred Shares under the ABIP that would have lapsed if he had left employment as a good leaver immediately before the Acquisition becoming effective (such net proceeds being the "
Equity Proceeds
"); or (ii) 100 per cent. of the net proceeds (determined as before) received in respect of his PSP awards.  For these purposes, a Senior Executive who exchanges his PSP awards for Replacement Options will be deemed to have invested what would otherwise have been the net proceeds of the cancelled PSP awards.  All other members of the Executive Team who are participants in the Performance Share Plan will be encouraged by Pinafore to invest at least two-thirds of their Equity Proceeds in the same way.  To the extent that such other members of the Executive Team do not invest such amounts, their participation in future equity grants (if any) in the Pinafore Group will be adjusted on a proportionate basis and the terms of any future employment agreements for such members of the Executive Team may reflect the lower investment.
Equity incentive plan
It is intended that Pinafore Newco will establish an equity incentive plan pursuant to which each Senior Executive will receive awards of options to purchase ordinary shares in Pinafore Newco (the "
Options
").  The percentage of Pinafore Newco ordinary shares available for such Options is up to 15 per cent. of the ordinary share capital of Pinafore Newco on a fully diluted basis.  However, the Options will be divided into three tiers with distinct escalating exercise prices for each tier intended to allow the Senior Executives and other optionees to participate in the aggregate in 9 per cent., 12 per cent. and 15 per cent., respectively, of the gains of Pinafore Newco's equity investors above certain minimum return thresholds.  The first tier of Options will have an exercise price equal to the price at which Pinafore's investors subscribe for shares as part of the Acquisition (the "
Initial Exercise Price
") compounded at 8 per cent. per annum.  The second tier of Options will have an exercise price equal to the Initial Exercise Price compounded at 25 per cent. per annum (but subject, in certain circumstances, to a cap of 2.25 times the Initial Exercise Price).  Finally, the third tier of Options will have an exercise price equal to the Initial Exercise Price compounded at 27.5 per cent. per annum (but subject, in certain circumstances, to a cap of 2.5 times the Initial Exercise Price).
37 per cent. of the Options will be awarded to James Nicol, 15 per cent. will be awarded to the John Zimmerman and the balance will be allocated to eligible senior executives of the Pinafore Group as jointly determined by James Nicol and the compensation committee of Pinafore.  The Options will be vested as to 25 per cent. on grant, with a further 25 per cent. vesting on the first three anniversaries of the Effective Date, subject to continued employment with the Pinafore Group on the applicable vesting date.  The vesting of the Options will be accelerated in whole or in part in the event of a change of control or certain liquidity events while the holder is still employed by the Pinafore Group, or, in part, if the holder is a good leaver.
Employment terms and bonus arrangements
Save as described below in relation to caps on the amount of bonuses and severance compensation, the current terms of employment for the Executive Team generally will remain in place, including with respect to base salaries and pension entitlements.  The terms of employment for each of James Nicol and John Zimmerman currently provide that the amount of the annual bonus payable to such individual in any financial year may not exceed 100 per cent. of his base salary as at the end of that financial year.  There will be no cap on the amount of the bonus which can be paid to any member of the Executive Team under the Pinafore bonus plan.
Pinafore has agreed to establish an annual bonus plan with equivalent bonus entitlements to those which the Senior Executives currently have under the ABIP.  Under the Pinafore annual bonus plan, in which each of the Senior Executives and certain other members of the Executive Team will participate, bonuses will be paid quarterly, 80 per cent. in cash and the remaining 20 per cent. awards of ordinary shares in Pinafore Newco.  The price for such ordinary shares will be determined by reference to a valuation of the Pinafore Group based on the multiple of earnings before interest, taxation, depreciation and amortisation (EBITDA) for the Tomkins Group implied in the Acquisition price for the 12 months prior to when the bonus is paid.  The shares awarded pursuant to the annual bonus plans will vest after three years, at which point, if they have been held continuously, they will be matched by Pinafore Newco on a two-to-one basis.  Notwithstanding the foregoing, no bonus will be paid to the Senior Executives and certain other members of the Executive Team if an event of default exists under Pinafore's primary credit agreement during the period to which such bonus relates for failure to (a) make any required payment when due, or (b) comply with the maximum total leverage ratio covenant or minimum interest coverage ratio covenant.
The terms of employment for the Senior Executives will also be amended to provide for compensation upon termination of employment by the Tomkins Group (without cause) or termination of employment by the Senior Executive for good reason.  In the first year following the Acquisition becoming effective the compensation will be equal to twice total annual compensation; this will reduce to one and a half times total annual compensation in the second year and, in the third year and thereafter, the compensation will be equal to one year's total annual compensation.
Retention Awards
Pinafore has agreed that James Nicol will have authority, with the consent of the Compensation Committee of Pinafore (with respect to which the Compensation Committee will act in good faith) to grant additional equity and equity-based awards to members of the Executive Team as determined in his discretion (the "
Retention Awards
").  The value of the Retention Awards on the date of grant will not exceed US$10 million and will become vested as to one-third of the award on the first three anniversaries of the Acquisition becoming effective, or at such later time as determined by James Nicol, subject to continued employment with the Pinafore Group on the applicable vesting date.  The vesting of the Retention Awards will be accelerated in the event of a change of control or Liquidity Event while the holder is still employed by the Pinafore Group, or if the holder dies, has his employment terminated due to disability or without cause or resigns for good reason.
Fees, costs and other provisions
Pinafore has agreed to reimburse the Executive Team for reasonable fees incurred by them in connection with the Executive Team Arrangements and, in the case of James Nicol, to reimburse his reasonable costs of relocating to North America.
Pinafore will also purchase annuity contracts to provide annuities equal to 80 per cent. of the supplemental employee retirement benefits which are currently payable by the Tomkins Group to Terry O'Halloran and George Pappayliou.
Independent shareholder approval
Pursuant to the Code, the proposed Executive Team Arrangements are required to be approved by Independent Shareholders voting on a poll.  Accordingly, the Ordinary Resolution will be proposed at the General Meeting to approve the Executive Team Arrangements, and to be passed will require more than 50 per cent. of the votes cast by Independent Shareholders (either in person or by proxy) to be voted in favour of the Ordinary Resolution.
J.P. Morgan Cazenove considers the terms of the Executive Team Arrangements to be fair and reasonable.

12.       Tomkins Share Schemes

Participants in the Tomkins Share Schemes will be contacted regarding the effect of the Acquisition on their rights under these schemes and appropriate proposals will be made to such participants in due course.
Further details of these proposals will be set out in the Scheme Document.

13.       Implementation Agreement

Tomkins and Pinafore have entered into the Implementation Agreement in relation to the implementation of the Acquisition and related matters.  Pursuant to the Implementation Agreement, Tomkins and Pinafore have agreed, amongst other things, to use all reasonable endeavours to implement the Acquisition on a timely basis and in accordance with an agreed timetable.
As a pre-condition to Pinafore agreeing to announce the Acquisition, pursuant to the Implementation Agreement Tomkins has agreed to make a payment to the Consortium in certain circumstances.  This payment of approximately £28.9 million (equal to one per cent. of the value of the Acquisition and subject to any adjustment in respect of VAT) is due if, in summary: (i) the Independent Directors fail to unanimously recommend the Acquisition or withdraw, qualify or adversely modify their unanimous and unqualified recommendation of (or their intention to so recommend) the Acquisition and the Acquisition subsequently lapses, is not made or is withdrawn; or (ii) a competing proposal for Tomkins is announced and becomes effective, is declared unconditional in all respects or is otherwise completed.

14.       Acquisition structure and delisting

It is intended that the Acquisition will be implemented by way of a Court-sanctioned scheme of arrangement between Tomkins and the Scheme Shareholders under Part 26 of the Companies Act.  The procedure will involve, among other things, an application by Tomkins to the Court to sanction the Scheme and confirm the cancellation of all Scheme Shares, in consideration for which the Scheme Shareholders will receive cash on the basis set out in paragraph 2 above.  Tomkins ADR Holders will receive cash in respect of the Scheme Shares underlying their Tomkins ADRs on the basis set out in paragraph 2 above.
The implementation of the Scheme will be subject to the Conditions and further terms set out in Appendix I and to be set out in the Scheme Document, and will only become effective if, among other things, the following events occur on or before 10 November 2010 or such later date as Pinafore and Tomkins agree:
·
a resolution to approve the Scheme is passed by a majority in number of the Scheme Shareholders present and voting (and entitled to vote), either in person or by proxy, at the Court Meeting, representing not less than three-quarters in value of the Scheme Shares held by such Scheme Shareholders;
·
the Special Resolution necessary to implement the Scheme is passed by the requisite majority at the General Meeting;
·
the Ordinary Resolution to approve the Executive Team Arrangements is passed by the requisite majority of Independent Shareholders at the General Meeting;
·
the Scheme is sanctioned (with or without modification, on terms agreed by Pinafore and Tomkins), and the Reduction of Capital is confirmed, by the Court; and
·
the Court Orders are delivered to the Registrar of Companies and, in the case of the Second Court Order, it is registered by the Registrar of Companies together with the Statement of Capital attached to it.
As a result of the Executive Team Arrangements, the Executive Team will not be entitled to vote at the Court Meeting or on the Ordinary Resolution at the General Meeting.
Upon the Scheme becoming effective: (i) the Scheme will be binding on all Scheme Shareholders (irrespective of whether or not they attended or voted at the Court Meeting or the General Meeting) and Tomkins will become a wholly-owned subsidiary of Pinafore; and (ii) share certificates in respect of the Tomkins Shares will cease to be valid and entitlements to Tomkins Shares held within the CREST system will be cancelled.  It is also intended that Tomkins will be re-registered as a private limited company as part of the Scheme.
It is intended that dealings in Tomkins Shares will be suspended at 5.00 p.m. London time on the Business Day prior to the Effective Date.  Prior to the Scheme becoming effective, it is intended that Tomkins will make an application for the cancellation of the listing of the Tomkins Shares on the Official List and for the cancellation of trading of the Tomkins Shares on the London Stock Exchange's main market for listed securities, such cancellations to take effect shortly after the Effective Date.
The Scheme will contain a provision for Tomkins to consent, on behalf of all persons concerned, to any modification of or addition to the Scheme or to any condition that the Court may approve or impose.  Tomkins has been advised that it is unlikely that the Court would impose any condition to the Scheme that might be material to the interests of Tomkins Shareholders unless Tomkins Shareholders were informed in advance.
Tomkins ADR Holders will be given the opportunity to instruct the Depositary how to vote the Tomkins Shares underlying their Tomkins ADRs at the Court Meeting and the General Meeting in accordance with the Deposit Agreement and as will be further described in the Scheme Document.
Tomkins ADR Holders are expected to receive their consideration in respect of the Tomkins Shares underlying their Tomkins ADRs in US dollars from the Depositary upon surrender of their Tomkins ADRs in accordance with the terms of the Deposit Agreement and as will be further described in the Scheme Document.
It is expected that the Tomkins ADR programme will be terminated following the Acquisition becoming effective.  In connection with such termination, it is expected that the Tomkins ADRs will be delisted from the New York Stock Exchange and the American Depositary Shares evidenced by the Tomkins ADRs will be de-registered with the US Securities and Exchange Commission.

15.       Disclosure of interests in Tomkins

Except for the irrevocable undertakings referred to in paragraph 6 above, as at 26 July 2010 (the latest practicable date prior to the date of this announcement), neither Pinafore, nor any of the directors of Pinafore or any member of the Pinafore Group, nor, so far as the directors of Pinafore are aware, any person acting in concert with Pinafore for the purposes of the Acquisition has any interest in, right to subscribe for, or has borrowed or lent any Tomkins Shares or securities convertible or exchangeable into Tomkins Shares (including pursuant to any long exposure, whether conditional or absolute, to changes in the prices of securities) or right to subscribe for or purchase the same or hold any options (including traded options) in respect of or has any right to acquire any Tomkins Shares or derivatives referenced to Tomkins Shares ("
Tomkins Securities
"), nor does any such person have any short position (whether conditional or absolute and whether in the money or otherwise) including any short position under a derivative, any agreement to sell or any delivery obligation or right to require another person to purchase or take delivery in relation to the Tomkins Securities.

16.       Expected timetable

The Scheme Document containing further details of the Scheme will be despatched to Tomkins Shareholders, Tomkins ADR Holders and, for information only, to participants in the Tomkins Share Schemes as soon as practicable.  The Scheme Document will include the notices of the Court Meeting and the General Meeting, together with the anticipated timetable, and will specify the necessary actions to be taken by Tomkins Shareholders and Tomkins ADR Holders.
Subject to satisfaction of the Conditions, it is expected that the Scheme will become effective in late September 2010.

17.       General

Appendix I sets out the Conditions and certain further terms of the Acquisition.  Appendix II contains the bases and sources of certain information contained in this announcement.  Appendix III contains certain details relating to the irrevocable undertakings given by the Independent Directors, the Executive Directors, Schroders Investment Management Limited, JPMorgan Asset Management (UK) Limited and the confirmation given by Arrowgrass Capital Partners LLP.  Appendix IV contains the definitions of certain terms used in this announcement.
Enquiries:
Citi (financial adviser to Pinafore and the Consortium)	Tel: +44 (0)20 7986 4000
Philip Robert-Tissot Grant Kernaghan
Maitland (PR adviser to Pinafore and the Consortium)	Tel: +44 (0)20 7379 5151
Neil Bennett James Devas
J.P. Morgan Cazenove (financial adviser to Tomkins)	Tel: +44 (0)20 7742 4000
Edmund Byers Barry Weir Patrick Magee
Finsbury (PR adviser to Tomkins)	Tel: +44 (0)20 7251 3801
Rollo Head Clare Hunt
This announcement is not intended to and does not constitute, or form part of, any offer to sell or subscribe for or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Acquisition or otherwise, nor shall there be any sale, issuance or transfer of securities of Tomkins in any jurisdiction in contravention of applicable law.  The Acquisition will be made solely through the Scheme Document, which will contain the full terms and conditions of the Acquisition, including details of how to vote in favour of the Acquisition.  Any acceptance or other response to the Acquisition should be made only on the basis of information in the Scheme Document or any other document by which the Acquisition is made.
Whether or not certain Tomkins Shares are voted at the Court Meeting or the General Meeting, if the Scheme becomes effective, those Tomkins Shares will be cancelled pursuant to the Scheme in return for the payment of 325 pence in cash per Tomkins Share.
Citi, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Pinafore, Onex and CPPIB and for no one else in connection with the Acquisition and will not be responsible to anyone other than Pinafore, Onex and CPPIB for providing the protections afforded to clients of Citi nor for providing advice in relation to the Acquisition or any other matters referred to in this announcement.
J.P. Morgan plc, which conducts its UK investment banking businesses as J.P. Morgan Cazenove and is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Tomkins and for no one else in connection with the Acquisition and will not be responsible to anyone other than Tomkins for providing the protections afforded to clients of J.P. Morgan plc nor for providing advice in relation to the Acquisition or any matter referred to in this announcement
.
The availability of the Acquisition to persons who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are located or of which they are citizens.  Persons who are not resident in the United Kingdom should inform themselves about, and observe, any applicable legal or regulatory requirements of their jurisdictions.  Further details in relation to overseas shareholders will be contained in the Scheme Document.
Notice to US investors
The Scheme relates to the shares of an English company that is a "foreign private issuer" as defined under Rule 3b-4 under the US Exchange Act and will be governed by English law.  Neither the proxy solicitation rules nor the tender offer rules under the US Exchange Act will apply to the Scheme.  Moreover, the Scheme will be subject to the disclosure requirements and practices applicable in the UK to schemes of arrangement, which differ from the disclosure requirements of the US proxy solicitation rules and tender offer rules.  Financial information included or referred to in this announcement or the Scheme documentation, or which may be incorporated by reference into the Scheme documentation, has been or will have been prepared in accordance with accounting standards applicable in the UK that may not be comparable to the accounting standards applicable to financial statements of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the US.  If Pinafore elects to implement the acquisition of the Tomkins Shares (including in the form of Tomkins ADRs) by way of a takeover offer, the offer will be made in compliance with applicable US tender offer and securities laws and regulations.
Tomkins and Pinafore are each organised under the laws of England. Some or all of the officers and directors of Tomkins and Pinafore are residents of countries other than the United States. It may not be possible to sue Tomkins and Pinafore in a non-US court for violations of US securities laws.  It may be difficult to compel Tomkins, Pinafore and their respective affiliates to subject themselves to the jurisdiction and judgment of a US court.
Tomkins is currently subject to informational reporting requirements of the US Exchange Act and, in accordance therewith, files reports and other information with the SEC. Reports and other information filed by Tomkins with the SEC may be inspected and copies taken at the public reference facilities maintained by the SEC at Room 1580, 100 F Street, N.E., Washington, D.C. 20549, United States.  Such material may also be obtained free of charge on the SEC's website at
www.sec.gov
or from the website of the New York Stock Exchange at
www.nyse.com
.  It is expected that, following the Effective Date, the Tomkins ADRs will be delisted from the New York Stock Exchange and the American Depositary Shares evidenced by the Tomkins ADRs will be deregistered with the SEC.  Tomkins's SEC reporting obligations will be suspended shortly after the Effective Date upon the filing of the required forms with the SEC, and Tomkins's SEC reporting and other obligations will terminate upon the deregistration becoming effective 90 days thereafter.
Forward-looking statements
This announcement, oral statements made regarding the Acquisition and other information published by Pinafore, Onex and CPPIB and Tomkins may contain certain statements that are or may be forward-looking.  These statements are based on the current expectations of the management of Pinafore, Onex and CPPIB and/or Tomkins (as applicable) and are naturally subject to uncertainty and changes in circumstances.  The forward-looking statements contained herein may include statements about the expected effects of the Acquisition, the expected timing and scope of the Acquisition, anticipated earnings enhancements, estimated cost savings and other synergies, costs to be incurred in achieving synergies, potential disposals and other strategic options and all other statements in this announcement other than historical facts.  Forward-looking statements include, without limitation, statements that typically contain words such as: "will", "may", "should", "could", "continue", "believes", "expects", "intends", "estimates", "anticipates" or words of similar import.  The forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements.  Many of these risks and uncertainties relate to factors that are beyond the ability of the person making the statement to control or estimate precisely, such as future market conditions and the behaviour of other market participants.  Certain of these risks and uncertainties are described in Tomkins' Annual Report on Form 20-F filed with the US Securities and Exchange Commission.  Other unknown or unpredictable factors could also cause actual results to differ materially from those in the forward looking statements.  Therefore investors should not place undue reliance on such statements as a prediction of actual results.  Pinafore, Onex and CPPIB and Tomkins assume no obligation and do not intend to update these forward-looking statements, whether as a result of new information, future events or otherwise, except as required pursuant to applicable law.
Dealing disclosure requirements
Under Rule 8.3(a) of the Code, any person who is interested in 1% or more of any class of relevant securities of an offeree company or of any paper offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any paper offeror is first identified.  An Opening Position Disclosure must contain details of the person's interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any paper offeror(s).  An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 p.m. (London time) on the 10th business day following the commencement of the offer period and, if appropriate, by no later than 3.30 p.m. (London time) on the 10th business day following the announcement in which any paper offeror is first identified.  Relevant persons who deal in the relevant securities of the offeree company or of a paper offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.
Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in 1% or more of any class of relevant securities of the offeree company or of any paper offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any paper offeror.  A Dealing Disclosure must contain details of the dealing concerned and of the person's interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any paper offeror, save to the extent that these details have previously been disclosed under Rule 8.  A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 p.m. (London time) on the business day following the date of the relevant dealing.
If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a paper offeror, they will be deemed to be a single person for the purpose of Rule 8.3.
Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).
Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Takeover Panel's website at
www.thetakeoverpanel.org.uk
, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified.  If you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure, you should contact the Panel's Market Surveillance Unit on +44 (0)20 7638 0129.
Publication on website
A copy of this announcement will be available on Tomkins' website at
www.tomkins.co.uk
by no later than 12.00 p.m. (London time) on 28 July 2010.

APPENDIX I
CONDITIONS AND CERTAIN FURTHER TERMS OF THE SCHEME AND THE ACQUISITION
The Acquisition will, if it is implemented by way of the Scheme, be conditional upon the Scheme becoming unconditional and becoming effective by no later than 10 November 2010, or such later date (if any) as Pinafore and Tomkins may agree and the Court may allow.
1.   Conditions of the Scheme
The Scheme will be conditional upon:
(A)        approval of the Scheme by a majority in number representing not less than three-fourths in value of the Scheme Shareholders (or the relevant class or classes thereof, if applicable) present and voting, either in person or by proxy, at the Court Meeting and at any separate class meeting which may be required by the Court or at any adjournment of any such meeting;
(B)        all resolutions necessary to approve and implement the Scheme being duly passed by the requisite majority or majorities at the General Meeting of Tomkins or at any adjournment of that meeting; and
(C)        the sanction of the Scheme with or without modification (but subject to any such modification being acceptable to Pinafore and Tomkins) and the confirmation of the Reduction of Capital by the Court and: (i) the delivery of an office copy of each of the Court Orders and the Statement of Capital to the Registrar of Companies; and (ii) the registration of the Second Court Order (effecting, among other things, the Reduction of Capital) by the Registrar of Companies.
2.   Conditions of the Acquisition
Pinafore and Tomkins have agreed that the Acquisition will be conditional upon the following conditions and, accordingly, the necessary actions to make the Scheme effective will not be taken unless the following conditions (as amended if appropriate) have been satisfied or, where relevant, waived:
(A)        insofar as the Acquisition constitutes, or is deemed to constitute, a concentration with an EU dimension within the scope of the Regulation:
(i)         the European Commission indicating, in terms reasonably satisfactory to Pinafore, that it does not intend to initiate proceedings under Article 6(1)(c) of the Regulation in respect of the proposed acquisition of Tomkins by Pinafore (or being deemed to have done so under Article 10(6) of the Regulation); and
(ii)        in the event that any request or requests under Article 9(2) of the Regulation have been made by any European Union or EFTA states, the European Commission indicating, in terms reasonably satisfactory to Pinafore, that it does not intend to refer the proposed acquisition of Tomkins by Pinafore or any aspect of such proposed acquisition, to any competent authority of a European Union or EFTA state in accordance with Article 9(3) of the Regulation;
(B)        in respect of each of the following jurisdictions either (a) the waiting period under the applicable merger control regime having expired, lapsed or been terminated; or (b) the applicable competition authority having issued a clearance decision in respect of the Acquisition in a form reasonably satisfactory to Pinafore: (i) Canada; (ii) China; (iii) Japan; (iv) Mexico; (v) Russia; (vi) South Korea; (vii) Ukraine; and (viii) the United States;
(C)        the Ordinary Resolution being passed at the General Meeting (or at any adjournment of that meeting);
(D)        (except in relation to any antitrust or merger control clearances in respect of the Acquisition, in relation to which the Conditions set out in paragraphs 2(A) and 2(B) above only shall apply) no Third Party having decided to take, institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference, or enacted, made or proposed any statute, regulation, decision or order, or having taken any other steps which would or might reasonably be expected to:
(i)         make the Acquisition or its implementation or the acquisition or proposed acquisition by Pinafore or any member of the Wider Pinafore Group of any shares or other securities in, or control or management of, Tomkins void, illegal, and/or unenforceable under the laws of any relevant jurisdiction, or otherwise directly or indirectly materially restrain, restrict, prohibit, delay or otherwise interfere with the same, or impose material additional conditions or obligations with respect thereto, or otherwise materially impede, challenge or require material amendment of the Acquisition;(ii)        to an extent which is material in the context of the Acquisition, require, prevent or delay the divestiture by any member of the Wider Pinafore Group of any shares or other securities in Tomkins;
(iii)        to an extent which is material in the context of the Acquisition, impose any limitation on the ability of any member of the Wider Pinafore Group directly or indirectly to acquire or to hold or to exercise effectively any rights of ownership in respect of shares or loans or securities convertible into shares or any other securities (or the equivalent) in any member of the Wider Tomkins Group or to exercise management control over any such member;
(iv)        require any member of the Wider Pinafore Group or the Wider Tomkins Group to offer to acquire any shares or other securities (or the equivalent) or interest in any member of the Wider Tomkins Group or the Wider Pinafore Group owned by any third party where such acquisition would be adverse to and material in the context of the group concerned taken as a whole;
(v)         result in any member of the Wider Tomkins Group ceasing to be able to carry on business under any name under which it presently does so or ceasing to be able to use in its business any name, trademark or other intellectual property right which it at present uses, in each case on the same basis and terms as at present apply to an extent which is material and adverse in the context of the Wider Tomkins Group taken as a whole; or
(vi)        otherwise materially affect any or all of the business, assets, profits, financial or trading position or prospects of any member of the Wider Tomkins Group in a manner which is adverse to and material in the context of the Wider Tomkins Group taken as a whole, and all applicable waiting and other time periods during which any such Third Party could institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference or any other step under the laws of any relevant jurisdiction in respect of the Acquisition or the acquisition or proposed acquisition of any Tomkins Shares having expired, lapsed or been terminated;

(E)        (except in relation to any antitrust or merger control clearances in respect of the Acquisition, in relation to which the Conditions set out in paragraphs 2(A) and 2(B) above only shall apply) all mandatory filings or applications having been made in connection with the Acquisition and all statutory or regulatory obligations in any material jurisdiction having been complied with in connection with the Acquisition or the acquisition or proposed acquisition by any member of the Wider Pinafore Group of any shares or other securities in, or control or management of, Tomkins and all mandatory Authorisations required by Pinafore or any member of the Wider Pinafore Group for or in respect of the Acquisition or the acquisition or proposed acquisition of any shares or other securities in, or control or management of, Tomkins or any other member of the Wider Tomkins Group by any member of the Wider Pinafore Group having been obtained in terms and in a form reasonably satisfactory to Pinafore from all appropriate Third Parties or any persons or bodies with whom any member of the Wider Tomkins Group has entered into contractual arrangements, in each case where the direct consequence of a failure to make such notification or filing or to comply with such obligation or to obtain such Authorisation would have a material adverse effect on the Wider Tomkins Group taken as a whole, and all such Authorisations (the absence of which would have an effect as aforesaid) remaining in full force and effect and there being no notice or intimation of any intention to revoke, suspend, restrict, modify or not to renew any of the same;
(F)        except as disclosed, there being no provision of any agreement, arrangement, licence, permit or other instrument to which any member of the Wider Tomkins Group is a party or by or to which any such member or any of its assets is or may be bound, entitled or subject or any circumstance, which, in each case as a consequence of the Acquisition or the acquisition or proposed acquisition of any shares or other securities in Tomkins or because of a change in the control or management of Tomkins or any other member of the Wider Tomkins Group by any member of the Wider Pinafore Group, is reasonably likely to result in, in each case to an extent which is material in the context of the Wider Tomkins Group taken as a whole or the Acquisition:
(i)         any monies borrowed by or any other indebtedness (actual or contingent) of, or grant available to any member of the Wider Tomkins Group being or becoming repayable or capable of being declared repayable immediately or earlier than their or its stated maturity date or repayment date or the ability of any such member of the Wider Tomkins Group to borrow moneys or incur any indebtedness being withdrawn or inhibited or being capable of becoming or being withdrawn or inhibited;
(ii)        any such agreement, arrangement, licence, permit or instrument or the rights, liabilities, obligations or interests of any such member of the Wider Tomkins Group thereunder being, or it being reasonably likely that, in accordance with the terms of any such agreement, arrangement, licence, permit or instrument it will be, terminated or modified or affected or any obligation or liability arising or any action being taken or arising thereunder;
(iii)        any assets or interests of any member of the Wider Tomkins Group being or falling to be disposed of or charged or ceasing to be available to such member of the Wider Pinafore Group or any right arising under which any such asset or interest could be required to be disposed of or charged or could cease to be available to such member of the Wider Pinafore Group otherwise than in the ordinary course of business;
(iv)        the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property or assets of any member of the Wider Tomkins Group or any such mortgage, charge or other security interest (wherever created, arising or having arisen) becoming enforceable;
(v)         the rights, liabilities, obligations or interests of any member of the Wider Tomkins Group under any such arrangement, agreement, licence, permit or other instrument, or the interests or business of any member of the Wider Tomkins Group in or with any other person, firm, company or body (or any arrangement or arrangements relating to any such interest or business) being terminated, materially adversely modified or materially affected;
(vi)        the value of any member of the Wider Tomkins Group or its financial or trading position or prospects being materially prejudiced or adversely affected;
(vii)       any member of the Wider Tomkins Group ceasing to be able to carry on business under any name under which it presently does so; or
(viii)      the creation of any material liability, actual or contingent, by any member of the Wider Tomkins Group, and no event having occurred which, under any provision of any agreement, arrangement, licence, permit or other instrument to which any member of the Wider Tomkins Group is a party or by or to which any such member or any of its assets may be bound, entitled or subject, could result in any of the events or circumstances as are referred to in sub-paragraphs (i) to (viii) of this condition;

(G)       except as disclosed, no member of the Wider Tomkins Group having, since 2 January 2010:
(i)         issued, authorised or proposed the issue of additional shares of any class which is material in the context of the Wider Tomkins Group as a whole (save as between Tomkins and wholly-owned subsidiaries of Tomkins or pursuant to the Tomkins Share Schemes);
(ii)        issued or agreed to issue, authorised or proposed the issue of securities convertible into or exchangeable for, shares of any class or rights, warrants or options to subscribe for, or acquire, any such shares or convertible securities which is material in the context of the Wider Tomkins Group taken as a whole (save as between Tomkins and wholly-owned subsidiaries of Tomkins or pursuant to the Tomkins Share Schemes);
(iii)        save for intra-Tomkins Group transactions, purchased or redeemed or repaid any of its own shares or other securities or reduced or made any other change to any part of its share capital which, in any case, is material in the context of the Wider Tomkins Group taken as a whole;
(iv)        other than to another member of the Tomkins Group, recommended, declared, paid or made or proposed to recommend, declare, pay or make any bonus, dividend or other distribution whether payable in cash or otherwise, save for the final dividend of 6.5 US cents per Tomkins Share in respect of the year ended 2 January 2010 paid on 10 June 2010 to Tomkins Shareholders on the register of members on 7 May 2010;
(v)         save for intra-Tomkins Group transactions or transactions in the ordinary course of business, merged or demerged with any body corporate or acquired or disposed of or transferred, mortgaged or charged or created any security interest over any assets or any right, title or interest in any asset (including shares and trade investments) or authorised or proposed or announced any intention to propose any merger, demerger, acquisition or disposal, transfer, mortgage, charge or security interest, in each case which is material in the context of the Wider Tomkins Group taken as a whole;
(vi)        save for intra-Tomkins Group transactions, made or authorised or proposed or announced an intention to propose any change in its loan capital which is material in the context of the Wider Tomkins Group taken as a whole;
(vii)       issued, authorised or proposed the issue of, or made any change in or to, any debentures or (save in the ordinary course of business and save for intra-Tomkins Group transactions)  incurred or increased any indebtedness or become subject to any actual or contingent liability, in each case which is material in the context of the Wider Tomkins Group taken as a whole;
(viii)      save for in the ordinary course of business, entered into, implemented, or authorised, proposed or announced its intention to enter into, implement or authorise, any merger, demerger, reconstruction, amalgamation, scheme, commitment or other transaction or arrangement which is material in the context of the Wider Tomkins Group taken as a whole;
(ix)       entered into or materially varied (other than increases in remuneration as provided under the terms of the relevant agreement) the terms of any service agreement, contract or arrangement with any director or senior executive of any member of the Wider Tomkins Group;
(x)        (other than in respect of a member which is dormant and was solvent at the relevant time) taken any corporate action or had any legal proceedings started or threatened against it or petition presented or order made for its winding-up (voluntary or otherwise), dissolution or reorganisation or for the appointment of a receiver, administrative receiver, administrator, trustee or similar officer of all or any of its assets or revenues or any analogous proceedings in any jurisdiction or had any such person appointed;
(xi)       entered into, varied or authorised any contract, agreement, transaction or arrangement which would be restrictive on the business of any member of the Wider Tomkins Group and which is material in the context of the Wider Tomkins Group taken as a whole, other than to a nature and extent which is normal in the context of the business concerned;
(xii)       waived or compromised any claim otherwise than in the ordinary course of business which is material in the context of the Wider Tomkins Group taken as a whole;
(xiii)      been unable, or admitted in writing that it is unable, to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business which, in any case, is material in the context of the Wider Tomkins Group taken as a whole;
(xiv)      having made or agreed or consented to any material change to:
(1)        the terms of the trust deeds constituting the pension scheme(s) established by any member of the Wider Tomkins Group for its directors, employees or their dependents;
(2)        the contributions payable to any such scheme(s) or to the benefits which accrue or to the pensions which are payable thereunder;
(3)        the basis on which qualification for, or accrual or entitlement to, such benefits or pensions are calculated or determined; or
(4)        the basis upon which the liabilities (including pensions) of such pension schemes are funded, valued or made;
(xv)       other than as required for the implementation of the Acquisition, proposed, agreed to provide or modified the terms of any share option scheme, incentive scheme or other benefit relating to the employment or termination of employment of any person employed by the Wider Tomkins Group which is material in the context of the Wider Tomkins Group taken as a whole (other than increases in remuneration as currently provided under the terms of a service agreement or employment contract of a person who is employed by the Wider Tomkins Group); or
(xvi)      entered into any contract, commitment, arrangement or agreement otherwise than in the ordinary course of business or passed any resolution or made any offer (which remains open for acceptance) with respect to or announced any intention to, or to propose to, effect any of the transactions, matters or events referred to in this Condition;
(H)        except as disclosed, since 2 January 2010:
(i)         no adverse change or deterioration having occurred in the business, assets, financial or trading position or profits or prospects of any member of the Wider Tomkins Group to an extent which is material to the Wider Tomkins Group taken as a whole;
(ii)        no litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the Wider Tomkins Group is or may become a party (whether as a plaintiff, defendant or otherwise) and no investigation by any Third Party against or in respect of any member of the Wider Tomkins Group having been instituted, implemented, announced or threatened by or against or remaining outstanding in respect of any member of the Wider Tomkins Group which in any such case might reasonably be expected materially and adversely to affect the Wider Tomkins Group taken as a whole;
(iii)        no contingent or other liability having arisen or become apparent or increased which would be likely to materially and adversely affect any member of the Wider Tomkins Group to an extent which is material to the Wider Tomkins Group taken as a whole;
(iv)        other than with the consent of Pinafore, no action having been taken or proposed by any member of the Wider Tomkins Group following approval of the shareholders of Tomkins under Rule 21.1 of the Code in respect of such action where such action would be materially inconsistent with the implementation by Pinafore of the Acquisition on the basis contemplated as at the date of this announcement;
(v)         no member of the Wider Tomkins Group having conducted its business in breach of any applicable laws and regulations to an extent which is material in the context of the Wider Tomkins Group taken as a whole; or
(vi)        no steps having been taken which are reasonably likely to result in the withdrawal, cancellation, termination or modification of any licence held by any member of the Wider Tomkins Group which is necessary for the proper carrying on of its business and the withdrawal, cancellation, termination or modification of which is material in the context of the Wider Tomkins Group taken as a whole;
(I)         Pinafore not having discovered, after the date of this announcement:
(i)         that any past or present member of the Wider Tomkins Group has not complied with any applicable legislation or regulations of any jurisdiction with regard to the use, treatment, handling, storage, transport, release, disposal, discharge, spillage, leak or emission of any waste or hazardous substance or any substance likely to impair the environment or harm human health, or otherwise relating to environmental matters or the health and safety of any person, or that there has otherwise been any such use, treatment, handling, storage, transport, release, disposal, discharge, spillage, leak or emission (whether or not this constituted non-compliance by any person with any legislation or regulations and wherever the same may have taken place) which, in any case, would be reasonably likely to give rise to any liability (whether actual or contingent) or cost on the part of any member of the Wider Tomkins Group which is material in the context of the Wider Tomkins Group taken as a whole;
(ii)        that there is, or is reasonably likely to be, any liability, whether actual or contingent, to make good, repair, reinstate or clean up any property now or previously owned, occupied or made use of by any past or present member of the Wider Tomkins Group or any other property or any controlled waters under any environmental legislation, regulation, notice, circular, order or other lawful requirement of any relevant authority or third party or otherwise which, in any case, is material in the context of the Wider Tomkins Group taken as a whole; or
(iii)        that circumstances exist whereby a person or class of persons would be reasonably likely to have a claim in respect of any product or process of manufacture or materials used therein now or previously manufactured, sold or carried out by any past or present member of the Wider Tomkins Group which, in any case, is material in the context of the Wider Tomkins Group taken as a whole; and
(J)        Pinafore not having discovered, after the date of this announcement:
(i)         that any financial, business or other information concerning the Wider Tomkins Group as contained in the information disclosed by or on behalf of any member of the Wider Tomkins Group either publicly or to any member of the Wider Pinafore Group which is material in the context of the Acquisition is misleading to a material extent, contains a material misrepresentation of fact or omits to state a fact necessary to make that information not misleading to a material extent (and which was not subsequently corrected before the date of this announcement);
(ii)        that any member of the Wider Tomkins Group is subject to any liability (contingent or otherwise) which is material in the context of the Wider Tomkins Group taken as a whole; or
(iii)        any information which affects the import of any information disclosed at any time before the date of this announcement by or on behalf of any member of the Wider Tomkins Group and which is material in the context of the Wider Tomkins Group taken as a whole, provided that, for the purposes of this Condition (J), Pinafore cannot discover any of the matters referred to in sub-paragraphs (i) to (iii) of this Condition after the date of this announcement to the extent the same has been disclosed.
For the purposes of these Conditions:
(A)       where not otherwise expressly stated, "material" shall mean material in the context of the Wider Tomkins Group taken as a whole;
(B)        "Regulation" means Council Regulation (EC) 139/2004 (as amended);
(C)       "Third Party" means any central bank, ministry, government or governmental, quasi-governmental, supranational, statutory, regulatory, environmental or investigative body, or authority (including any national or supranational anti-trust or merger control authority), national, state, municipal or local government (including any subdivision, court, administrative agency or commission or other authority thereof), court, trade agency, association, institution or any other body or person whatsoever in any relevant jurisdiction, including, for the avoidance of doubt, the Panel;
(D)       "Authorisations" means authorisations, orders, recognitions, grants, consents, licences, waivers, certificates, confirmations, clearances, permissions or approvals; and
(E)       "disclosed" means in any information as disclosed in Tomkins' annual report and accounts for the year ended 2 January 2010 or as publicly announced by or on behalf of Tomkins prior to the date of this announcement (by the delivery of an announcement to a Regulatory Information Service), or as fairly disclosed (whether in writing, pursuant to any management meeting or otherwise) prior to the date of this announcement to Onex, CPPIB or any member of the Wider Pinafore Group by or on behalf of any member of the Wider Tomkins Group.
Pinafore reserves the right to waive, in whole or in part, all or any of the above Conditions, apart from Conditions 1(A) to (C) inclusive which cannot be waived.
If Pinafore is required by the Panel to make an offer for Tomkins Shares under the provisions of Rule 9 of the Code, Pinafore may make such alterations to any of the above Conditions as are necessary to comply with the provisions of that Rule.
Save with the consent of the Panel, the Acquisition will lapse and the Scheme will not proceed if the Acquisition is referred to a serious doubts investigation under Article 6(1)(c) of the Regulation or the European Commission makes a referral to the OFT under Article 9(1) of the Regulation and there is then a reference to the Competition Commission in the United Kingdom, in either case before the date on which the resolutions are passed at the Court Meeting or, if Pinafore elects to implement the Acquisition by way of the Offer, before 3.00 p.m. on the first closing date of the Offer or the date on which the Offer becomes or is declared unconditional as to acceptances, whichever is the later.
Part B:             Certain further terms of the Acquisition
Conditions 2(A) to (J) (inclusive) must each be fulfilled or (if capable of waiver) be waived by Pinafore by no later than 11.59 p.m. on the date immediately preceding the date of the Scheme Court Hearing, failing which the Scheme will lapse.
Pinafore reserves the right to elect (with the consent of the Panel) to implement the Acquisition by way of a takeover offer (as defined in Part 28 of the Companies Act) as it may determine in its absolute discretion.  In such event, such Offer will be implemented on the same terms, so far as applicable, as those which would apply to the Scheme, subject to appropriate amendments to reflect the change in method of effecting the Acquisition.  If Pinafore makes the Offer it will be conditional on valid acceptances being received in respect of 75 per cent. (or such lower percentage as Pinafore may decide or the Panel may require) in nominal value of the Tomkins Shares to which the Offer relates.
Save to the extent cancelled pursuant to the Scheme, Tomkins Shares will be acquired by Pinafore  fully paid and free from all liens, equities, charges, encumbrances, options, rights of pre-emption and any other third party rights and interests of any nature and together with all rights now or hereafter attaching or accruing to them, including voting rights and the right to receive and retain in full all dividends and other distributions (if any) declared, made or paid on or after the date of this announcement.
The availability of the Acquisition to persons not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions.  Persons who are not resident in the United Kingdom should inform themselves about and observe any applicable requirements.
The Acquisition and the Scheme will be governed by English law and be subject to the jurisdiction of the English courts and to the Conditions set out above and to be set out in the formal Scheme Document.  The Scheme will be subject to the applicable requirements of the Code, the Panel, the London Stock Exchange, the FSA and applicable US securities law.
Each of the Conditions shall be regarded as a separate Condition and shall not be limited by reference to any other Condition.

APPENDIX II
SOURCES OF INFORMATION AND BASES OF CALCULATION
In this announcement:
1.         Unless otherwise stated, financial information relating to the Tomkins Group has been extracted or derived (without any adjustment) from the audited consolidated financial statements for the Tomkins Group for the year ended 2 January 2010.
2.         The value of the Acquisition is calculated on the basis of the fully diluted share capital of Tomkins referred to in paragraph 4 below.
3.         As at the close of business on 26 July 2010, being the last business day prior to the date of this announcement, Tomkins had in issue 882,151,466 Tomkins Shares (excluding shares held in treasury).  The International Securities Identification Number for Tomkins Shares is GB0008962655.  The International Securities Identification Number for Tomkins ADRs is US8900302089.
4.         The fully diluted share capital of Tomkins (being 889,851,422 Tomkins Shares) is calculated on the basis of:
·
the number of issued Tomkins Shares referred to in paragraph 3 above;
·
2,586,471 Tomkins Shares currently held in treasury which may be transferred on or after the date of this announcement to participants in the Tomkins Share Schemes following the vesting of awards under the Tomkins Share Schemes; and
·
any further Tomkins Shares which may be issued on or after the date of this announcement on the exercise of options or vesting of awards under the Tomkins Share Schemes, amounting in aggregate to 5,113,485 Tomkins Shares (using the Treasury Stock Method).
5.         Unless otherwise stated, all prices and closing prices for Tomkins Shares are closing middle market quotations derived from the Daily Official List.

APPENDIX III
DETAILS OF IRREVOCABLE UNDERTAKINGS AND OTHER CONFIRMATIONS
Independent Directors and Executive Directors
The Independent Directors have given irrevocable undertakings, as described in paragraph 6 of this announcement, to vote in favour of the Scheme at the Court Meeting and the resolutions to be proposed at the General Meeting in relation to the following Tomkins Shares:
Name	Number of Tomkins Shares	Percentage of issued share capital of Tomkins
David Newlands	33,000	0.004%
Richard Gillingwater	13,000	0.001%
John McDonough	11,000	0.001%
David Richardson	18,000	0.002%
Struan Robertson	14,500	0.002%
Total	89,500	0.010%
The Executive Directors have given irrevocable undertakings, as described in paragraph 6 of this announcement, to vote in favour of the Special Resolution to be proposed at the General Meeting in relation to the following Tomkins Shares:
Name	Number of Tomkins Shares	Percentage of issued share capital of Tomkins
James Nicol	1,855,845	0.210%
John Zimmerman	340,690	0.039%
Total	2,196,535	0.249%
These irrevocable undertakings, whether given by the Independent Directors or the Executive Directors, cease to be binding if: (i) the Scheme Document or, if an Offer is made, the offer document, is not posted to Tomkins Shareholders by 24 August 2010; or (ii) the Scheme or Offer (as applicable) lapses or is withdrawn, but otherwise remain binding in the event that a higher competing offer for Tomkins is made.

Other Tomkins Shareholders
Certain of the Tomkins Shareholders have given irrevocable undertakings and confirmations, as described in paragraph 6 of this announcement, to vote in favour of the Scheme at the Court Meeting and the resolutions to be proposed at the General Meeting in relation to the following Tomkins Shares:
Name	Number of Tomkins Shares	Percentage of issued share capital of Tomkins
Schroders Investment Management Limited	69,481,985	7.88%
JPMorgan Asset Management (UK) Limited	11,483,522	1.30%
Total		9.18%
Arrowgrass Capital Partners LLP, which holds (through contracts for difference) a long position in respect of 2,456,762 Tomkins Shares (representing approximately 0.28 per cent. of the existing issued share capital of Tomkins), has confirmed to Pinafore that it will use all reasonable endeavours to procure that the Tomkins Shares underlying its position are voted in favour of the Scheme at the Court Meeting.
The irrevocable undertaking from Schroders Investment Management Limited ceases to be binding if: (i) the Scheme Document or, if an Offer is made, the offer document, is not posted to Tomkins Shareholders within 28 days of this announcement (or such longer period as Pinafore, with the consent of the Panel, determines, not being more than six weeks after the date of this announcement); (ii) the Scheme or Offer (as applicable) lapses or is withdrawn; (iii) a third party announces, in accordance with the Code, a firm intention to make, or makes, a general offer for all the Tomkins Shares which represents, in the opinion of Schroders Investment Management Limited, an improvement of no less than 10 per cent. on the value of the consideration offered pursuant to the Acquisition and Pinafore does not increase the consideration offered under the Acquisition to an equivalent amount within seven days of the third party's announcement; or (iv)  the Tomkins Shares the subject of the undertaking are transferred following a termination of the relevant professional relationship with Schroders Investment Management Limited.
The irrevocable undertaking from JPMorgan Asset Management (UK) Limited and the confirmation from Arrowgrass Capital Partners LLP each cease to be binding if: (i) Pinafore announces (with the consent of the Panel) that it does not intend to make or proceed with the Acquisition; (ii) the Scheme or Offer (as applicable) lapses or is withdrawn; or (iii) a third party announces, in accordance with the Code, a firm intention to make a general offer for all the Tomkins Shares at a price of no less than 357.50 pence per Tomkins Share and Pinafore does not increase the consideration offered under the Acquisition to an equivalent amount within seven days of the third party's announcement.

APPENDIX IV
DEFINITIONS
The following definitions apply throughout this announcement unless the context requires otherwise.
"ABIP"	Annual Bonus Incentive Plan
"Acquisition"
the proposed acquisition of the entire issued and to be issued share capital of Tomkins by Pinafore whether implemented by way of the Scheme or (or, should Pinafore so elect, subject to the consent of the Panel) by way of the Offer

"Citi"	Citigroup Global Markets Limited
"Closing Price"	the closing middle market quotation of a Tomkins Share, as derived from the Daily Official List
"Code"	the City Code on Takeovers and Mergers
"Companies Act"	the Companies Act 2006, as amended from time to time
"Conditions"	the conditions to the implementation of the Acquisition (including the Scheme) as set out in Appendix I to this announcement and to be set out in the Scheme Document
"Consortium"	Onex and CPPIB
"Court"	the High Court of Justice of England and Wales
"Court Meeting"
the meeting(s) of the Scheme Shareholders to be convened by order of the Court pursuant to section 896 of the Companies Act, notice of which will be set out in the Scheme Document, for the purpose of approving the Scheme, including any adjournment thereof

"Court Orders"	the First Court Order and the Second Court Order
"CPPIB"	Canada Pension Plan Investment Board
"CREST"
the relevant system (as defined in the Uncertificated Securities Regulations 2001(SI 2001/3755)) in respect of which Euroclear UK & Ireland Limited is the Operator (as defined in such Regulations)  in accordance with which securities may be held and transferred in uncertificated form

"Daily Official List"	the daily official list of the London Stock Exchange
"Dealing Disclosure"	an announcement pursuant to Rule 8 of the Code containing details of dealings in interests in relevant securities of a party to an offer
"Deposit Agreement"	the deposit agreement effective as of November 2005 between Tomkins and the Depositary, including Exhibit A thereto
"Depositary"	JPMorgan Chase Bank, N.A.
"Directors" or "Board"	the directors or the board of directors of the relevant entity
"Effective Date"	the date on which the Scheme becomes effective in accordance with its terms
"Excluded Shares"	any Tomkins Shares beneficially owned by Pinafore or any other member of the Pinafore Group
"Executive Directors"	James Nicol and John Zimmerman
"Executive Team"	the Senior Executives and 46 other employees of the Tomkins Group
"Executive Team Arrangements"	the proposed arrangements between Pinafore and the Executive Team as set out in paragraph 11 of this announcement
"First Court Order"	the order of the Court sanctioning the Scheme under Part 26 of the Companies Act
"FSA"	the Financial Services Authority
"General Meeting"	the general meeting of Tomkins to be convened in connection with the Scheme and the Reduction of Capital, notice of which will be set out in the Scheme Document, including any adjournment thereof
"Implementation Agreement"	the agreement entered into between Tomkins and Pinafore, dated 27 July 2010, in connection with the implementation of the Acquisition
"Independent Directors"	the Directors of Tomkins other than James Nicol and John Zimmerman
"Independent Shareholders"
all Tomkins Shareholders other than the Executive Team, Pinafore, any other member of the Pinafore Group and any other person acting, or deemed to be acting, in concert with Pinafore or any other member of the Pinafore Group

"J.P. Morgan Cazenove"	J.P. Morgan plc, which conducts its UK investment banking activities as J.P. Morgan Cazenove
"Listing Rules"
the rules and regulations made by the FSA in its capacity as the UK Listing Authority under the Financial Services and Markets Act 2000, and contained in the UK Listing Authority's publication of the same name

"London Stock Exchange"	London Stock Exchange plc
"Offer"
if (subject to the consent of the Panel) Pinafore elects to effect the Acquisition by way of a takeover offer, the offer to be made by or on behalf of Pinafore to acquire the entire issued and to be issued ordinary share capital of Tomkins on the terms and subject to the conditions to be set out in the related offer document

"Official List"	the Official List of the UK Listing Authority
"Onex"	Onex Corporation and/or Onex Partners III, LP, as applicable
"Opening Position Disclosure"	an announcement pursuant to Rule 8 of the Code containing details of interests or short positions in, or rights to subscribe for, any relevant securities of a party to an offer
"Ordinary Resolution"	the ordinary resolution to be proposed at the General Meeting in connection with the Executive Team Arrangements
"Panel"	the Panel on Takeovers and Mergers
"Performance Share Plan"	the 2006 Performance Share Plan
"Pinafore"	Pinafore Acquisitions Limited
"Pinafore Group"	Pinafore and its parent undertakings, and the subsidiary undertakings of its parent undertakings
"Reduction Court Hearing"	the hearing of the Court to confirm the Reduction of Capital
"Reduction of Capital"	the reduction of Tomkins' share capital under Chapter 10 of Part 17 of the Companies Act, to be effected as part of the Scheme
"Registrar of Companies"	the Registrar of Companies in England and Wales
"Regulatory Information Service"	any information service authorised from time to time by the FSA for the purpose of disseminating regulatory announcements
"Remuneration Committee"	the remuneration committee of the Board of Tomkins
"Scheme"
the scheme of arrangement proposed to be made under Part 26 of the Companies Act between Tomkins and the Scheme Shareholders, with or subject to any modification, addition or condition approved or imposed by the Court and agreed to by Tomkins and Pinafore

"Scheme Court Hearing"	the hearing of the Court to sanction the Scheme
"Scheme Document"	the circular in respect of the Scheme to be sent to (among others) Tomkins Shareholders setting out (among other things) the Scheme and notices convening the Court Meeting and the General Meeting
"Scheme Record Time"	the time and date specified in the Scheme Document, expected to be 6.00 p.m. on the Business Day immediately prior to the Effective Date
"Scheme Shareholders"	holders of Scheme Shares
"Scheme Shares"	all Tomkins Shares which are:
(i) in issue at the date of the Scheme Document;
(ii) issued after the date of the Scheme Document and prior to the Voting Record Time; and
(iii)
issued at or after the Voting Record Time and before the Scheme Record Time either on terms that the original or any subsequent holders of such Tomkins Shares are to be bound by the Scheme and/or in respect of which their holders are, or have agreed in writing to be, bound by the Scheme, in each case other than the Excluded Shares
"Second Court Order"	the order of the Court confirming the Capital Reduction and authorising the re-registration of Tomkins as a private company under section 651 of the Companies Act
"Senior Executives"
the following employees of the Tomkins Group (with their respective positions indicated): James Nicol (the Chief Executive Officer), John Zimmerman (Finance Director), Dave Carroll (Executive Vice President), Alan Power (President, Industrial & Automotive) and Terry O'Halloran (Chief Operating Officer, Building Materials)

"Special Resolution"
the special resolution to approve, among other things, the cancellation of the Scheme Shares, the alteration of Tomkins' articles of association and such other matters as may be necessary to implement the Scheme and the delisting of Tomkins Shares

"Statement of Capital"	the statement of capital (approved by the Court) showing with respect to Tomkins' share capital, as altered by the Second Court Order, the information required by section 649 of the Companies Act
"Substantial Interest"	a direct or indirect interest in 20 per cent. or more of the voting equity capital of an undertaking
"Tomkins"	Tomkins plc
"Tomkins ADRs"	an American Depositary Receipt evidencing an American Depositary Share representing four Tomkins Shares
"Tomkins ADR Holders"	the holders of Tomkins ADRs from time to time
"Tomkins Group"	Tomkins plc and its subsidiaries and subsidiary undertakings
"Tomkins Share Schemes"
the ABIP, the Interim Bonus Scheme, the Performance Share Plan, the Executive Share Option Scheme No. 3, the Executive Share Option Scheme No. 4, the Savings-Related Share Option Scheme No. 2 , the 2005 Sharesave Scheme and the options granted to James Nicol pursuant to his service agreement with Tomkins

"Tomkins Shares"	the ordinary shares of 9 US cents each in the capital of Tomkins
"Tomkins Shareholders"	the registered holders of Tomkins Shares from time to time
"UK" or "United Kingdom"	the United Kingdom of Great Britain and Northern Ireland
"UK Listing Authority"	the FSA acting in its capacity as the competent authority for listing under the Financial Services and Markets Act 2000
"US Exchange Act"	the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder
"United States of America" or "US"	the United States of America, its territories and possessions, any state of the United States and the District of Columbia
"Voting Record Time"	the time and date specified in the Scheme Document by reference to which entitlement to vote on the Scheme will be determined
"Wider Pinafore Group"
Pinafore and its subsidiaries, subsidiary undertakings, associated undertakings and any other undertaking in which Pinafore and/or such undertakings (aggregating their interests) have a Substantial Interest

"Wider Tomkins Group"
Tomkins and its subsidiaries, subsidiary undertakings, associated undertakings and any other undertaking in which Tomkins and/or such undertakings (aggregating their interests) have a Substantial Interest

For the purposes of this announcement, "parent undertaking", "subsidiary", "subsidiary undertaking", "undertaking" and "associated undertaking" have the meanings given by the Companies Act.

END

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                 By:   Tomkins plc
                                                                                                                                                         (Registrant)

Date:  27 July 2010

                                                                                                                                                 By: /s/ Denise Patricia Burton
                                                                                                                                                    ----------------------------
                                                                                                                                                 Name:  Denise Patricia Burton
                                                                                                                                                 Title:     Company Secretary